EXHIBIT 5

                                  May 22, 1997

International Business Machines Corporation
One Old Orchard Road
Armonk, NY 10504

Dear Ladies and Gentlemen:

      I am a Vice President and Assistant General Counsel of International Business Machines Corporation (the "Company") and an attorney duly admitted to practice in the State of New York. I am familiar with the shares (the "Shares") of Capital Stock, par value $1.25 per share, of the Company that have been delivered to certain shareholders of NetObjects, Inc., a Delaware corporation ("NetObjects"), in connection with the merger which took place on May 11, 1997, pursuant to an Agreement and Plan of Merger dated as of March 18, 1997 among NetObjects, the Company, Net Acquisition Corp. and certain holders of preferred stock of NetObjects. I have reviewed originals or copies certified or otherwise identified to my satisfaction of such documents, corporate records and other instruments as I have deemed necessary or appropriate to enable me to render the opinions set forth below.

      Based upon the foregoing, I am of the opinion that:

      (1) The Company has been duly incorporated and is a validly existing corporation under the laws of the State of New York; and

      (2) The Shares delivered to NetObjects have been duly authorized by the Company and are validly issued, fully paid and nonassessable.

      I hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement on Form S-3 relating to the Shares and to the reference to my name under the heading "Legal Opinions" in the Prospectus forming a part of such Registration Statement.

                                        Sincerely,


                                        /s/ David S. Hershberg

                                        David S. Hershberg